November 23, 2015

Lisa Larkin

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	MassMutual Select Funds (the “Trust” or the “Registrant”)

1933 Act File No. 33-73824

1940 Act File No. 811-8274

Comments received for Post-Effective Amendment No. 84 filed on September 9, 2015

Dear Ms. Larkin:

Below is a summary of the comments I received from you on October 20, 2015 regarding the above-mentioned Trust, together with our responses. I appreciate the time you took to carefully review these documents and have tried to address your comments. I would greatly appreciate your contacting me at 860-562-2241 as soon as possible if you have any further questions or comments. Thank you.

Prospectus

Fee Table

1)	Comment: Please explain why the fees listed under “Other Expenses” in the Annual Fund Operating Expenses table are so high.

Response: The small size of the initial investment used to calculate the estimated expenses overinflates “Other Expenses” due to the fact that a number of other expenses are fixed, rather than asset-based, fees. The Fund’s expenses are, however, subject to an expense cap.

Principal Investment Strategies

2)	Comment: Please explain why the MassMutual RetireSMARTSM trademark symbol is not included for all uses of MassMutual RetireSMARTSM.

Response: It is generally our practice to use the trademark symbol at the first use of the trademarked term.

3)	Comment: Please add the word “Fund” to all references to the MassMutual RetireSMART In Retirement Fund.

Response: We will make the requested change.

Additional Information Regarding Investment Objective and Principal Investment Strategies

4)	Comment: Please explain how the Fund will be permitted to combine with the MassMutual RetireSMART In Retirement Fund without a vote of the shareholders.

Response: The Fund intends to consummate the merger into the MassMutual RetireSMART In Retirement Fund pursuant to Rule 17a-8 under the Investment Company Act of 1940. We further note that a shareholder vote would not be required for such a merger under the Trust’s declaration of trust.

5)	Comment: Are the collateralized bond obligations and collateralized loan obligations noted in the “Mortgage- and Asset-Backed Securities Risk” considered part of the Fund’s 15% illiquid bucket?

Response: The Fund does not intend to invest directly in collateralized bond obligations and collateralized loan obligations. The risk disclosure is included to identify a potential risk from its investment in underlying mutual funds that may make such investments. The Fund does not intend to look through to the investments of its underlying funds to determine its liquidity.

6)	Comment: Are the private investment pools noted in the “Risk of Investment in other Funds or Pools” considered part of the Fund’s 15% illiquid bucket?

Response: The Fund does not intend to invest directly in private investment pools. The risk disclosure is included to identify a potential risk from its investment in underlying mutual funds that may make such investments. The Fund does not intend to look through to the investments of its underlying funds to determine its liquidity.

Management of the Fund

7)	Comment: Please delete the word “also” from the first sentence of the fourth paragraph under the heading “Investment Adviser” on page 28.

Response: We will make the requested change.

Frequent Trading Policies

8)	Comment: Please add a statement as to whether the Fund’s Board has adopted policies and procedures with respect to frequent purchases and redemptions of Fund shares by Fund shareholders as required by Item 11(e)(2) of Form N-1A.

Response: We will revise our disclosure as follows: “The Trustees, on behalf of the Funds, have approved the policies and procedures adopted by MML Advisers to help identify those individuals or entities MML Advisers determines may be engaging in excessive trading and/or market timing trading activities.”

Back Cover Page

9)	Comment: Please make sure that the Fund’s Investment Company Act file number on the bottom of the back cover page in type size smaller than that generally used in the prospectus (e.g., 8-point modern type) as required by Item 1(b)(4) of Form N-1A.

Response: We will make sure that the Fund’s Investment Company Act file number is a smaller type size.

Statement of Additional Information

Investment Restrictions of the Fund

10)	Comment: Fundamental Investment Restriction (7)(b) states that there is no limitation for securities issued by other investment companies. The Fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the Fund is in compliance with its own concentration policies. The Fund should revise its disclosure to indicate that it will consider the concentration of these investment companies when determining compliance with its own concentration policy.

Response: Although the Fund would not invest in another investment company with the intention of avoiding the application of the industry concentration limit in any case, it does not have a policy of looking through its investments in other investment companies to determine compliance with the policy. We do not consider investments in other investment companies to be an investment in any particular industry and do not consider portfolio securities held by an underlying fund to be securities purchased by the Fund. We acknowledge the staff’s position; however, we continue to believe that revisions to the disclosure would not be appropriate as we are not aware of authority to support the staff’s position.

Management of the Trust

11)	Comment: As described in Instruction 3 to Item 17(a) of Form N-1A, please add a description of the principal business of a company if not implicit in its name.

Response: We will make the requested change as needed.

12)	Comment: Please confirm that Trustees C. Ann Merrifield and Susan B. Sweeney do not have an ownership interest in the Trust.

Response: We confirm.

13)	Comment: Please disclose any arrangements that result in breakpoints in, or elimination of, sales loads for directors and other affiliated persons of the Fund as required by Item 17(d) of Form N-1A.

Response: Disclosure concerning any breakpoints or sales load waivers is included in the prospectus sections titled “Sales Charges by Class” and “Sales Charge Waivers by Class.”

Appendix C – Additional Portfolio Manager Information

14)	Comment: As instructed under Item 20(b) of Form N-1A, please provide a date as of which the compensation disclosure is being provided.

Response: We will make the requested change.

We acknowledge the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Securities and Exchange Commission (“SEC”) staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Very truly yours,

/s/Jill Nareau Robert

Jill Nareau Robert

Assistant Secretary, MassMutual Select Funds

Assistant Vice President and Counsel, Massachusetts Mutual Life Insurance Company